Exhibit 99.1

Thomson Reuters Announces Annual Renewal of Normal Course Issuer Bid

and New US$2.0 Billion Share Repurchase Program

TORONTO, June 8, 2022 – Thomson Reuters Corporation (TSX/NYSE: TRI) today announced it has received approval from the Toronto Stock Exchange (TSX) for the annual renewal of its normal course issuer bid (NCIB). The company also announced that it plans to repurchase up to US$2.0 billion of its shares under the new NCIB.

Under the new NCIB, up to 24 million common shares (which represents approximately 5% of the company’s issued and outstanding common shares) may be repurchased between June 13, 2022 and June 12, 2023.

From time to time when Thomson Reuters does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters’ broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. Thomson Reuters plans to enter into such a plan later this month with its broker pursuant to which shares may be repurchased under the new NCIB.

Thomson Reuters has historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders through dividends and share repurchases. The NCIB provides the company with a flexible way to provide returns to shareholders who choose to participate by selling their shares. Thomson Reuters expects to have significant capital capacity over the next four years, which would provide it with options for additional investments and returns to shareholders. In addition to cash generated from its operating activities, the company has disclosed that it plans to monetize its interest in London Stock Exchange Group plc (LSEG) over time after the expiration of applicable contractual lock-up provisions. As of June 7, 2022, Thomson Reuters indirectly owned approximately 72.4 million LSEG shares, which had a market value of approximately US$6.5 billion based on LSEG’s closing share price on that date.

Under the new NCIB, shares may be repurchased in open market transactions on the TSX, the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if Thomson Reuters receives an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that Thomson Reuters will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX. Any private agreement purchases made under an exemption order may be at a discount to the prevailing market price. In accordance with TSX rules, any daily repurchases (other than pursuant to a block purchase exception) on the TSX under the renewed NCIB are limited to a maximum of 98,051 shares, which represents 25% of the average daily trading volume on the TSX of 392,204 for the six months ended May 31, 2022 (net of repurchases made by the company during that time period). On May 31, 2022, there were 487,122,905 Thomson Reuters common shares outstanding. Any shares that are repurchased are cancelled.

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth. Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

For its NCIB that began on January 4, 2021 and expired on January 3, 2022, Thomson Reuters previously received approval from the TSX to repurchase up to 20 million common shares. Of this amount, Thomson Reuters repurchased 12,795,358 common shares for a total cost of approximately US$1.4 billion, representing an average price of US$109.42 per share. Thomson Reuters repurchased the common shares through the facilities of the TSX, the NYSE and other alternative trading systems through its broker.

Thomson Reuters Announces Annual Renewal of Normal Course Issuer Bid and New US$2.0 Billion Share

Repurchase Program

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including statements regarding the company’s plans to repurchase up to US$2.0 billion of its common shares, its intentions related to future share repurchases and expectations regarding its future capital capacity and plans to sell LSEG shares in the future. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that the events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Melissa Cassar Head of Commercial Communications & Corporate Affairs +1 437 388-3619 melissa.cassar@tr.com	INVESTORS Gary Bisbee Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com